
November 15, 2022

Ari Segal
Chief Executive Officer
Games & Esports Experience Acquisition Corp.
7381 La Tijera Blvd.
P.O. Box 452118
Los Angeles, CA 90045

> **Re: Games & Esports Experience Acquisition Corp.**
> **Form 8-K filed November 10, 2022**
> **File No. 001-41113**

Dear Ari Segal:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Real Estate & Construction